Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD SEEKS TO EXTEND TONGON’S LIFE WHILE BUILDING IVORIAN PORTFOLIO

Tongon, Côte d’Ivoire, 23 April 2017 - A continuing review of its Nielle permit, which hosts the Tongon gold mine, has confirmed multiple opportunities for extending the life of the operation beyond the current four-year horizon, Randgold Resources chief executive Mark Bristow said at an on-site media briefing today.

Near-mine targets with high resource potential were the prime focus of the exploration programme at Tongon, while elsewhere in Côte d’Ivoire Randgold was building a solid permit portfolio towards its next big discovery, in line with its belief that the country is one of West Africa’s most prospective gold regions, he said.

“Tongon was born in the midst of a political crisis in Côte d’Ivoire and has since had to overcome many challenges, of an external as well as an operational nature. The team has persevered, however, and ended 2016 with a gold production record for the fourth quarter of the year. Building on that base, with a strong emphasis on costs as well as maximising the benefits of its plant upgrades and expansion, Tongon is on track to achieve its production guidance of 285 000 ounces of gold for 2017,” he said.

Bristow noted that Randgold’s engagement with Côte d’Ivoire dated back to its acquisition of the Nielle permit in 1996. The prefeasibility study on Tongon was completed in 2001 but plans to develop the mine had to be put on hold with the outbreak of civil war the following year. Randgold retained its confidence in the country’s future, however, and resumed work on the project in 2007. The mine was commissioned in 2010 amidst another political upheaval.

“The past year has again been a difficult one as Côte d’Ivoire met further challenges in its nation-building process. These included a wave of strikes and protest actions which impacted negatively on civil society, the economy and the mining industry. As evidenced by our continuing investment here, however, our belief in the country and in its people’s ability to work through these difficulties remains unshaken,” he said.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.